

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

September 25, 2007

Via U.S. mail and facsimile

Mr. James A. Mallak
Tower Automotive, Inc.
Chief Financial Officer
27175 Haggerty Road
Novi, Michigan 48377

RE: Form 10-K for the fiscal year ended December 31, 2006
File No. 1-12733

Dear Mr. Mallak:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant